

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 4, 2007

Mr. Richard Schler
President, Principal Executive Officer and Director
Uranium Star Corp.
901 – 141 Adelaide St. W.
Toronto, Ontario, Canada M5H 3L5

> **Re: Uranium Star Corp.**
> **Form 8-K Filed January 3, 2007**
> **File No. 000-51151**

Dear Mr. Schler:

We have reviewed your Item 4.01 Form 8-K and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 3, 2007

1.   It appears that you dismissed your former accountant. Please revise to disclose as such and the date of the dismissal. You may describe the circumstances surrounding the dismissal. Refer to Item 304(a)(1)(i) of Regulation S-B for additional guidance.

2. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

3. Disclose whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

4. Provide the information required by Item 304(a)(iv)(B) of Regulation S-B, regarding any reportable event (i.e. internal control weakness, etc.) of which your former accountant advised you during the two most recent fiscal years and subsequent interim period through the date of termination.

5. We note that you have engaged Moore Stephens Cooper Molyneux LLP. Provide the disclosures set forth in Item 304(a)(2) of Regulation S-B to the extent you consulted with your new accountant prior to its appointment.

6. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

7. Please revise your file number to read 000-51151.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3688, if you have questions regarding this comment and related matters.

Sincerely,

Ryan C. Milne
Staff Accountant